Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

July 31, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.
Washington, D.C. 20549

Re:	LogicMark, Inc. Registration Statement on Form S-1, as amended
File No. 333-279133

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 29, 2024, in which we, as placement agent for LogicMark, Inc.’s (the “Company’s”) proposed public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for July 31, 2024 at 5:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Additionally, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 5:00 p.m., Eastern Time, on Thursday, August 1, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated July 26, 2024 to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as underwriter, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you require any additional information with respect to this letter, please contact Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Securities and Exchange Commission

July 31, 2024

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Aaron M. Gurewitz
Head of Equity Capital Markets

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP